Exhibit (a)(2)

Form of Cover Letter to Employees Accompanying Offer to Exchange

March 27, 2007

Dear Employees:

First Albany Companies Inc. (the “Company”) has decided to redesign its long-term incentive programs in order to better achieve its corporate objectives. As a result of the significant decline in the Company’s stock price, the Company is concerned that existing equity incentives do not provide sufficient employee retention and motivation. The Company has decided to offer you the opportunity to rescind the grant of certain restricted shares in return for a stock appreciation right with respect to three shares of common stock with a base price at the market price at the close of the offer for each share of unvested restricted stock. The effect of the change is that if we can generate positive returns and the stock goes up, then you could end up participating in that appreciation at three times the level you would have with your existing unvested restricted shares holdings. If you elect not to participate, then your existing restricted stock is unaffected by this offer and will continue to vest according to the terms under which it was granted. Obviously, there are many details which are necessary to understand prior to making a decision to participate or not – for example, the stock appreciation right will be subject to a new vesting period. All of these details are described in the tender offer documents accompanying this letter. The offer will stay open until May 9th and I encourage each of you to review the documents carefully in making your decision. The Company makes no recommendation as to whether you should participate in this offer.

It is the Board and my view that highly motivated employees are critical to making this Company the most valued company to our customers, shareholders, and employees and we hope that this offer will further that goal. After you have reviewed the documents, please feel free to ask your immediate manager, Brian Coad or myself to clarify anything or answer any questions you may have. Thanks very much and I look forward to a successful 2007.

We thank you for your continued efforts on behalf of the Company.

Sincerely,

/s/ Peter McNierney -- Peter McNierney